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                                                                   EXHIBIT 12.01

                    EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

                                                SECOND QUARTER     FIRST SIX MONTHS
                                                2000      1999      2000      1999
Earnings before income taxes                    $128      $ 64      $230      $101
Add:
      Interest expense, net                       34        28        67        54
      Rental expense (1)                           6         5        11        11
      Amortization of capitalized interest         1         4         5         9
                                                ----      ----      ----      ----
Earnings as adjusted                            $169      $101      $313      $175
                                                ====      ====      ====      ====

Fixed charges:
      Interest expense, net                     $ 34      $ 28      $ 67      $ 54
      Rental expense (1)                           6         5        11        11
      Capitalized interest                         1         4         3         9
                                                ----      ----      ----      ----
Total fixed charges                             $ 41      $ 37      $ 81      $ 74
                                                ====      ====      ====      ====

Ratio of earnings to fixed charges               4.1x      2.7x      3.9x      2.4x
                                                ====      ====      ====      ====


----------------------
(1) For all periods presented, interest component of rental expense is estimated to equal one-third of such expense.


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